UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 16, 2003



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE


                                     INDEX
Description

1.  Press release dated December 16, 2003  -  Trading Statement




                                                                16 December 2003


              BUNZL PRE-CLOSE STATEMENT AHEAD OF ANALYST MEETINGS

Bunzl plc, the international distribution and outsourcing Group, will be speaking to analysts this week prior to its close period for the year to 31 December 2003. The Company will be indicating that:

- The overall results for 2003 are expected to be in line with market estimates which take account of the impact of currency translation as a result of the continuing weakening of the US dollar.

-    Outsourcing Services continues to progress satisfactorily:

     - Continuing volume growth in our largest business area is more than offsetting year on year price deflation.

     - Deflation has reduced as the year has progressed. Nevertheless it persisted in the second half particularly because the supermarket industry, which remains under pressure especially in the US, has continued to identify and take advantage of any demand/supply imbalances in the supply chain.

     - Acquisitions made in late 2002 and 2003 are settling well into the Group in North America, Europe and Australasia.

-    Filtrona is also continuing its positive development:

     - Volumes to the tobacco industry are well up as outsourced charcoal duals and more specialised filters continue to grow worldwide.

     - Coated and security products are benefiting from the increased emphasis on anti counterfeiting, brand promotion and overall security concerns.

     -  Sales to other market sectors are also progressing well.

- Consistent with the statement made in August at the Interim Results, the Group has continued to buy back shares on market at a similar rate to that in the first half.

While persistence of the current level of the US dollar in 2004 would have a translation impact compared to the previous year, the Group remains well positioned to produce good underlying results, generate cash and take advantage of opportunities to grow both organically and by acquisition. The results for the year to 31 December 2003 will be published on 23 February 2004.



Enquiries:

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: December 16, 2003                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman